Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

Following success of Nokia’s public exchange offer, Alcatel-Lucent changes its governance

The composition of Alcatel-Lucent’s Board of Directors has been modified to reflect the new ownership structure of the company

Paris, France, January 8, 2016 – The Board of Directors of Alcatel-Lucent (Euronext Paris and NYSE: ALU) (the “Board”) has today acknowledged the successful results and the settlement of Nokia’s public exchange offer for all outstanding ordinary shares, American depositary shares (“ADSs”) and OCEANE convertible bonds of Alcatel-Lucent, in exchange for Nokia shares or Nokia ADSs (the “Offer”).

The composition of the Board has been modified today to reflect the ownership structure of the company following the settlement of the Offer on January 7, 2016: Jean Monty, Louis Hughes, Olivier Piou, Stuart Eizenstat, Kim Crawford Goodman and Francesco Caio have resigned and Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, Maria Varsellona and Samih Elhage have been coopted to the Board, subject to ratification by the shareholders of Alcatel-Lucent at the next shareholders’ general meeting. Nokia has stated that it would vote in favor of such ratification.

Philippe Camus has been confirmed in his position of Chairman of the Board and CEO of Alcatel-Lucent. The Board has approved his compensation as Chairman and CEO. More information on the compensation of Philippe Camus is available in Annex 1 of this press release and at https://www.alcatel-lucent.com/about/governance.

The new Board is thus comprised of its Chairman (Philippe Camus), the newly appointed directors (Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, Maria Varsellona and Samih Elhage), and, as recommended by the AFEP-MEDEF Corporate Governance Code, a third of independent directors, i.e., three directors out of nine (Jean-Cyril Spinetta, Sylvia Summers et Carla Cico) who form the newly created Committee of Independent Directors. More information on the composition of the new Board and of its committees is available in Annex 2 of this press release and at https://www.alcatel-lucent.com/about/governance. The new operating rules of the Board and of the Committee of Independent Directors will be available at https://www.alcatel-lucent.com/about/governance.

The newly constituted Board decided to terminate Alcatel-Lucent’s program for ADSs following the settlement of the initial period of the Offer and to seek the delisting of Alcatel-Lucent’s ADSs from the New York Stock Exchange following the settlement of the reopened Offer.

Alcatel-Lucent and Nokia will proceed with their integration plans. Based on a recommendation made by the Committee of Independent Directors of Alcatel-Lucent, the Board has approved two services agreements with Nokia to implement such integration plans, which were entered into today.

In accordance with Article 232-4 of the AMF General Regulation, the Offer in France and in the U.S. will be reopened at the same exchange ratios as the initial Offer. On the basis of the indicative timetable of the Offer contained in Nokia’s French offer document, the reopened offer is expected to commence on January 14th, 2016 and to close on February 3rd, 2016, subject to the publication by the AMF of its notice relating to the reopening of the French offer. Following the Board’s unanimous recommendation in favour of the Offer made in relation to the initial Offer, Alcatel-Lucent invites the remaining Alcatel-Lucent securities holders to tender their shares, ADSs and/or OCEANEs into the reopened Offer.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer will be made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com), as applicable.

Annex 1 – Mr. Camus’ compensation

2014 Performance Units Plan

400.000 Performance Units have been granted to Mr. Philippe Camus on March 19, 2014, subject to:

•	A presence condition: Mr. Philippe Camus must remain Chairman of the Board of Directors of the Company until the end of the two-year vesting period, i.e., until March 19, 2016; and

•	The satisfaction of two performance criteria: (i) up to 50% of Performance Units allocated based on the implementation of the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014, as approved by the Board of Directors, and (ii) up to 50% of Performance Units based on the Chairman’s contribution with respect to the Company’s strategy.

The Board of Directors acknowledged that Mr. Philippe Camus has successfully implemented the recommendations resulting from the evaluation of the Board of Directors conducted at the beginning of 2014 relating to (i) the special focus on the operating mode of the management team in terms of organization, resources, key processes and interfaces, (ii) the diversity of information put at the disposal of the Board of Directors of the Company such as analysis report of the industry, the organization of debates between the directors and external analysts, clients and significant shareholders relating to the Company and its positioning as part of the meetings of the Board of Directors and (iii) the availability of detailed information for the benefit of the Board of Directors regarding certain activities of the Alcatel Lucent group.

The Board of Directors acknowledged that Mr. Philippe Camus’ contribution with respect to the Company’s strategy was extremely satisfactory, notably as part of the strategic combination of the Company and Nokia.

Given the successful implementation of the aforementioned recommendations and the involvement of Mr. Philippe Camus with respect to the Company’s strategy, the Committee considered that the performance criteria of the 2014 Performance Units plan have been met, and that the global achievement rate for the fiscal year 2014 and 2015 is 100%, representing a number of 400.000 Performance Units.

Thus, after discussions based on the recommendation of the Compensation Committee of the Board, the Board of Directors approved that, provided Mr. Philippe Camus remains Chairman of the Board of Directors until March 19, 2016, 400.000 Performance Units be granted to Mr. Philippe Camus as of the end of the vesting period.

The amount to be paid to Mr. Philippe Camus for the 400.000 Performance Units will be determined based on the average price of the Alcatel-Lucent share for the 20 trading days preceding March 19, 2016, each Unit being valued at this average of the share price.

Exceptional remuneration

The Board of Directors decided on July 29, 2015 to reunite the offices of Chairman of the Board of Directors and Chief Executive Officer as of the effective resignation of Mr. Michel Combes on September 1, 2015.

Upon the recommendation of the Corporate Governance and Nominating Committee of the Company, and in agreement with the Chairman of the Board of Directors, the Board of Directors appointed Mr. Philippe Camus as interim Chairman and Chief Executive officer as of September 1, 2015.

In its decision dated July 29, 2015, the Board of Directors decided not to change Mr. Philippe Camus’ compensation prior to September 1, 2015. His annual fixed compensation amounts to 200.000 euros and the terms and conditions of the 400.000 Performance units granted on March 19, 2014 remain unchanged.

Upon the recommendation of the Compensation Committee and considering the work realized by Mr. Philippe Camus as part of the strategic combination intended by Alcatel-Lucent and Nokia, and above all the work relating to the transition with the new management, the Board of Directors decided to grant an exceptional compensation to Mr. Philippe Camus in accordance with article 23.2.3 of the AFEP MEDEF code that provides that an exceptional compensation can be granted to an officer under “highly specific circumstances”.

Indeed, since the beginning of his office as Chairman and Chief Executive Officer of the Company, Mr. Philippe Camus has notably worked on the implementation of a new organization of the Board of Directors in order to facilitate the success of the strategic combination of the Company and Nokia. In particular, Mr. Philippe Camus has undertaken the role of middle-man between the management team of Nokia and the Alcatel-Lucent teams. He has also worked on the implementation of a new corporate governance which will guarantee the appropriate protection of the minority shareholders in the event Nokia is unable to acquire 100% of Alcatel Lucent’s securities at the end of the offer period. Mr. Philippe Camus also worked on the creation of a Committee of Independent Directors to play the reinforced role of a referent director and on the implementation of effective rules relating to the organization and functioning of said Committee in order to guarantee the protection of the corporate interest of the Company and the interests of the minority shareholders.

The Compensation Committee proposed to the Board of Directors to grant an exceptional compensation to Mr. Philippe Camus in the amount of 350,000 euros.

New compensation following the change of control of the Company

The change of control of the Company triggers changes in the governance of the Company and, as a consequence, the structure of Mr. Philippe Camus’ compensation had to be reconsidered.

The Board of Directors decided that, since Mr. Philippe Camus remains Chairman and Chief Executive Officer of the Company following the Change of Control, his compensation is set at the fixed annual amount of EUR 900,000, to be paid on a prorata basis. Mr. Philippe Camus will not receive any variable compensation nor any long term incentive compensation. Mr. Philippe Camus’ new compensation becomes effective as of this date.

Annex 2 – New composition of the Board of Directors and its committees

Following the success of Nokia’s public exchange offer for all outstanding ordinary shares, American depositary shares (“ADSs”) and OCEANE convertible bonds of Alcatel-Lucent, in exchange for Nokia shares or Nokia American depositary shares (the “Offer”), the composition of Alcatel-Lucent’s Board of Directors (the “Board”) has been modified as follows on January 8, 2016 to reflect the post-settlement of the Offer ownership structure of the company.

i.	Jean Monty, Louis Hughes, Olivier Piou, Stuart Eizenstat, Kim Crawford Goodman and Francesco Caio resigned as directors of Alcatel Lucent.

ii.	Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, Maria Varsellona and Samih Elhage were coopted to the Board, in accordance with the Corporate Governance and Nomination Committee’s recommendation and subject to ratification by the shareholders of Alcatel-Lucent at the next shareholders’ general meeting, it being specified that Nokia has stated that it would vote in favor of such ratification. In particular, the Corporate Governance and Nomination Committee appreciated the diversity of competencies of the newly appointed directors, especially with respect to technology, finance, law and the emerging markets.

The new Board is thus comprised of :

•	Philippe Camus, Chairman and CEO;

•	Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila, Maria Varsellona and Samih Elhage, the newly appointed directors; and

•	Jean-Cyril Spinetta, Sylvia Summers and Carla Cico who have been acknowledged by the Board as independent under its operating rules and who, together, form the newly created Committee of Independent Directors.

Due to the changes made to the Board composition, its committees are now composed as follows:

•	Corporate Governance and Nominating Committee

•	Jean-Cyril Spinetta, Chairman of the committee;

•	Carla Cico; and

•	Maria Varsellona.

•	Compensation Committee

•	Jean-Cyril Spinetta, Chairman of the committee;

•	Sylvia Summers; and

•	Risto Siilasmaa.

•	Audit and Finance Committee

•	Sylvia Summers, Chairman of the committee;

•	Carla Cico; and

•	Jean-Cyril Spinetta.

•	Technology Committee

•	Rajeev Suri, Chairman of the committee;

•	Philippe Camus ; and

•	Risto Siilasmaa.

•	Committee of Independent Directors

•	Jean-Cyril Spinetta, Chairman of the committee;

•	Carla Cico; and

•	Sylvia Summers.

Page 7 of 7